Ex99.112

August 13, 2021

To:	British Columbia Securities Commission Alberta Securities Commission Ontario Securities Commission Nova Scotia Securities Commission

Dear Sirs/Mesdames:

Re:  Defi Technologies Inc. – Change of Auditor of Reporting Issuer

We have reviewed the information contained in the Notice of Change of Auditor dated August 13, 2021 of Defi Technologies Inc. (the “Notice”), which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

Based on our knowledge as of the date hereof, we agree with the statements contained in the Notice. We have no basis to agree or disagree with the comments in the notice relating to the successor auditor.
Yours very truly, McGovern, Hurley LLP

Chartered Professional Accountants Licensed Public Accountants